                                        FILED PURSUANT TO RULE 424(B)(3) AND (C)
                                                            FILE NUMBER 333-6650

                    PROSPECTUS SUPPLEMENT DATED JULY 1, 1998

                                       TO

                      PROSPECTUS DATED SEPTEMBER 16, 1997

                                1,044,000 UNITS

                            SPECTRUMEDIX CORPORATION

     This Prospectus Supplement supplements the Prospectus dated September 16, 1997 (the "Prospectus") of SpectruMedix Corporation ("SpectruMedix" or the "Company") relating to an offering (the "Offering") of 1,044,000 units (the "Units") of the Company, and the securities underlying such Units. Each Unit consists of one (1) share of Common Stock, $0.00115 par value per share (the "Common Stock"), and one (1) redeemable Common Stock purchase warrant to purchase one (1) share of Common Stock (the "Redeemable Warrants"). The Common Stock and the Redeemable Warrants became separately tradeable on December 17, 1997. The Redeemable Warrants shall be exercisable for a period of four (4) years commencing one (1) year from the effective date of the Registration Statement, which was September 16, 1997 (the "Effective Date"), at $7.50 per share. The Redeemable Warrants are subject to redemption by the Company at a redemption price of $0.01 per redeemable Warrant upon thirty (30) days' written notice given at any time after one (1) year from the Effective Date in the event that the Market Price of the Common Stock (the "Market Price") equals or exceeds $10.00 per share. Market Price shall mean: (i) the average closing sales price of the Common Stock, for any ten (10) consecutive trading days, within a period of thirty (30) consecutive trading days ending within five (5) days of the date of notice of redemption, as reported on the National Association of Securities Dealers, Inc. ("NASD") Automated Quotation System ("Nasdaq") or on the NASD Electronic Bulletin board or (ii) the average of the last reported sales price of the Common Stock for the ten (10) consecutive business days ending within five (5) days of the date of notice of redemption on the primary exchange on which the Common Stock is then traded, if traded on a national securities exchange. This Prospectus Supplement should be read in conjunction with the Prospectus, and this Prospectus Supplement is qualified by reference to the Prospectus except to the extent that the information herein contained supersedes the information contained in the Prospectus. Capitalized terms used in this Prospectus Summary and not otherwise defined herein have the meanings specified in the Prospectus.

                      RESTATEMENT OF FINANCIAL INFORMATION

     On June 29, 1998, SpectruMedix filed its Annual Report on Form 10-KSB for the year ended March 31, 1998, which reported the Company's financial statements for such period and comparable periods. As a result of the audit performed on such year-end financial statements, the Company restated certain information set forth in the financial statements for each of the three months ended September 30, 1997 and December 31, 1997, and certain information set forth on pages 6, 17, 20 and 21 of the Prospectus. Set forth below are revised pages which should be inserted in lieu of the corresponding pages of the Prospectus.

               [Remainder of this page intentionally left blank]

                         SUMMARY FINANCIAL INFORMATION

                                                                                      YEARS
                                                    THREE MONTHS ENDED                ENDED
                                                         JUNE 30,                   MARCH 31,
                                                 -------------------------   -----------------------
                                                    1997          1996          1997         1996
                                                 -----------   -----------   -----------   ---------
                                                 (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues.......................................  $    87,084    $  72,604    $   562,310   $ 652,449
Operating (Loss)...............................     (530,132)    (252,347)    (1,299,083)   (874,354)
Amortization of original issue discount and
  deferred financing costs.....................   (1,280,305)          --     (1,359,319)         --
Net (Loss).....................................   (1,810,437)    (252,347)   $(2,658,402)  $(874,354)
                                                 ===========    =========    ===========   =========
Net (Loss) per share...........................  $      (.83)   $    (.12)   $     (1.22)  $    (.40)
                                                 ===========    =========    ===========   =========
Weighted average number of shares
  outstanding..................................    2,173,100    2,173,100      2,173,100   2,173,100
                                                 ===========    =========    ===========   =========

                                                                     JUNE 30, 1997
                                                     ---------------------------------------------
                                                       ACTUAL       PRO FORMA(1)    AS ADJUSTED(2)
                                                     -----------    ------------    --------------
BALANCE SHEET DATA:
Working Capital (Deficit)..........................  $(4,138,339)   $(3,333,339)     $ 1,675,271
Total Assets.......................................      948,402        948,402        2,685,589
Total Liabilities..................................    4,264,219      3,459,219          676,769
Total Stockholders' Equity (Deficit)...............   (3,315,817)    (2,510,817)       2,008,820

---------------
(1) Reflects the July 1997 restructuring of the Bridge Financing, resulting in the conversion of one-half of the Bridge Notes ($805,000) to warrants to purchase Units (each Unit consisting of one share of Common Stock and one Redeemable Warrant). The warrants to purchase Common Stock are exercisable at $5.75 per Unit (the Offering price).

(2) Adjusted to give effect to the receipt and application of the net proceeds of approximately $4,672,610 from the sale of the Units offered hereby.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of June 30, 1997 and as adjusted to give effect to the sale of the 1,044,000 Units being offered by the Company at an assumed initial public offering price of $5.75 per Unit and the receipt of the estimated net proceeds therefrom.

                                                             JUNE 30, 1997
                                             ----------------------------------------------
                                               ACTUAL      PRO FORMA(2)   AS ADJUSTED(3)(4)
                                             -----------   ------------   -----------------
Bridge Notes...............................  $ 1,610,000   $   805,000    $              --
  Less: unamortized discount...............           --(1)          --                  --
                                             -----------   -----------    -----------------
                                               1,610,000       805,000                   --
Other notes payable........................      596,296       596,296                   --
Stockholders' equity:
  Preferred Stock, $0.00115 par value,
     2,000,000 shares authorized, actual
     and as adjusted; no shares issued or
     outstanding, actual and as adjusted...           --            --                   --
  Common Stock, $0.00115 par value,
     23,000,000 shares authorized actual
     and as adjusted; 2,173,100 shares
     issued and outstanding, actual;
     3,217,100 shares issued and
     outstanding, as adjusted..............        2,499         2,499                3,700
  Additional paid-in capital...............    3,013,053     3,818,053            8,336,489
  Accumulated deficit......................   (6,331,369)   (6,331,369)          (6,331,369)
                                             -----------   -----------    -----------------
          Total stockholders' equity
            (deficit)......................   (3,315,817)   (2,510,817)           2,008,820
                                             -----------   -----------    -----------------
          Total capitalization.............   (1,109,521)   (1,109,521)           2,008,820
                                             ===========   ===========    =================

---------------
(1) Original issue discount on the Bridge Notes were fully amortized as of June 30, 1997, the original maturity date of the Notes. See "Management Discussion and Analysis of Financial Condition and Results of Operations."

(2) Reflects the July 1997 restructuring of the Bridge Financing, resulting in the conversion of one-half of the Bridge Notes ($805,000) to warrants to purchase Units (each Unit consisting of one share of Common Stock and one Redeemable Warrant). The warrants to purchase the Units are exercisable at $5.75 per Unit (the Offering price). See "Management Discussion and Analysis of Financial Condition and Results of Operations."

(3) Adjusted to reflect the issuance of 1,044,000 shares of Common Stock and 1,044,000 Redeemable Warrants offered hereby and the anticipated use of approximately 60% of the net proceeds of the Offering to repay the Bridge Notes and other obligations of the Company.

(4) Does not include the possible issuance of additional shares of Common Stock
    (i) upon the exercise of any outstanding warrants or Redeemable Warrants,
    (ii) upon the exercise of granted options, (iii) upon the conversion of promissory notes or (iv) pursuant to the Underwriter's Unit Purchase Option or Over-Allotment Option. See "Management -- 1997 Stock Incentive Plan" and "Underwriting."

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

March 31, 1997 as compared to the fiscal year ended March 31, 1996. The proceeds of the Bridge Financing enabled the Company to increase its service sales activities, which are dependent primarily on cash availability.

     Research and development expenses increased 79% in 1997 to $550,620 from $308,287 in 1996, due primarily to increased expenditures for the Company's new licensed technologies. The Company anticipates that research and development expenses will increase for fiscal year 1998 as a result of expenses relating to its option and research and development agreements with the University of California, Berkeley and its license agreement with Ames Laboratory/Iowa State University.

     General and administrative expenses increased 7% in 1997 to $691,995 from $646,489 in fiscal 1996. This increase in general and administrative expenses reflects the Company's move to new facilities and increased rent expense. The Company expects its general and administrative expenses to increase in the future as a result of further Company expansion.

     Interest expense of $257,211 and $125,838 for the fiscal years ended 1997 and 1996, respectively, resulted from borrowings. Interest expense during the fiscal year ended March 31, 1997 increased over the fiscal year ended March 31, 1996 primarily as a result of additional borrowings associated with the Company's recent financings and capitalized interest from previous borrowings.

THREE MONTHS ENDED JUNE 30, 1997 AND 1996

     The Company had total revenues of $87,084 and $72,604 for the three months ending June 30, 1997 and 1996, respectively.

     Of the total revenues discussed above, revenues derived from the sale of the Company's services totaled $26,329 and $16,838 for the three months ended June 30, 1997 and 1996, respectively.

     Research and development expenses increased 166% to $195,239 for the three months ended June 30, 1997 from $73,504 for the three months ended June 30, 1996. The increase was due primarily to increased expenditures for the Company's new licensed technologies. The Company anticipates that research and development expenses will continue to increase for fiscal year 1998 as a result of expenses relating to its option and research and development agreements with the University of California, Berkeley and its license agreement with Ames Laboratory/Iowa State University.

     General and administrative expenses increased 66% to $255,816 for the three months ended June 30, 1997 from $154,446 for the three months ended June 30, 1996, due to increased legal and rent expenses. Interest expense of $68,862 and $27,177 for the three months ended June 30, 1997 and 1996, respectively, resulted from borrowings. Interest expense during the three months ended June 30, 1997 increased over the three months ended June 30, 1996 primarily as a result of additional borrowings associated with the Company's recent financings and capitalized interest from previous borrowings.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations since inception primarily through the private sale of equity securities, and loans received under notes payable aggregating approximately $2,650,000. From July 1996 through February 1997, the Company sold in a private placement offering 16.1 units, each unit consisting of $100,000 of 10% promissory notes and 34,783 shares of Common Stock for an aggregate purchase price of $1,610,000. The shares have been valued at approximately $4.60 per share and an original issue discount on the notes of $2,576,000 had been recorded (resulting in an annualized effective interest rate of 170%).

     In July 1997, the Company renegotiated the terms of the Bridge Financing with its noteholders. Under the revised terms, one-half the face amount of the promissory notes ($805,000) was converted into warrants (the "Warrants") to purchase Units (each Unit consisting of one share of Common Stock and one Redeemable Warrant). The Warrants to purchase 322,000 Units (16.1 Units multiplied by 20,000) are exercisable for four years commencing one year from the effective date of the Offering at an exercise price of $5.75 per Unit (the Offering price). A portion of the proceeds of the Bridge Financing was used to expedite the commercialization effort on the DNA Sequencer and to complete the manufacture of the instrumentation prototypes for the diagnostic kinetics project. In addition to the purchase of materials for these projects, the Company has hired additional scientists and lab technicians. In addition to the sales of the Company's new products, the sales of the Company's current product lines are expected to continue and increase due to recent and future hiring of a dedicated sales force and the fact that the new product lines are expected to greatly stimulate the sales of core product instrumentation.

     The Company expects its cash requirements to increase in future periods. The Company will require additional funds to conduct research and development, pay various required license and milestone fees, establish third party collaborations and market its products. The Company's capital requirements depend on many factors, including the status of the development of its products, obtaining manufacturing capabilities to produce its products in volume, prosecuting and enforcing its intellectual property rights, competing technological and market developments, and the ability of the Company to develop new collaborative and licensing arrangements.

     The Company believes that the net proceeds from this Offering will be sufficient to meet the Company's operating expenses and capital requirements for approximately 12 months from the date hereof. The Company will attempt to raise any required additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources if and when available. There can be no assurance that any such additional funding will be available on favorable terms from any of these sources, if at all.

     In August 1994 the Company issued to Gross Foundation, Inc. ("Gross") a convertible promissory note in the principal amount of $300,000 (the "Note"). The Note accrues interest at the rate of 10% per annum and was due and payable on August 4, 1997. The Note is convertible at any time into up to 104,348 shares of Common Stock at the rate of $2.88 per share. Under the terms of the Note, when the Company notifies Gross of this Offering, Gross has 10 days in which to elect to convert the Note immediately prior to the Offering or to receive repayment of the Note. Gross has not yet made such an election. As of August 29, 1997, the Company is in default on this note.

     The Company has incurred substantial losses since its inception in 1992. At June 30, 1997, the Company had a working capital deficiency of $4,138,339. In addition, the Company is in arrears or in default on a number of obligations, including payroll tax obligations in excess of $200,000 and $300,000 at June 30, 1997 and March 31, 1997, respectively, and obligations to third parties. Past-due liabilities, primarily consisting of promissory notes to third parties and unpaid federal and state taxes, including interest and penalties thereon, aggregated approximately $610,000 and $628,000 at June 30, 1997 and March 31, 1997, respectively. In addition, many accounts payable are substantially past due. The Company intends to use a significant portion of the proceeds of this Offering to pay all of these liabilities, thus improving the Company's ability to increase sales activity and continue its research and development activities without the uncertainty and financial burden created by such past due liabilities.

                                       21